HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
                                   ________           Email: harttrinen@aol.com
                                  (303) 839-0061            Fax: (303) 839-5414

                               September 30, 2022


Re: Fortitude Gold Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2021 File No. 333-249533

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
Washington, D.C. 20549

On behalf of our client, Fortitude Gold Corporation, a Colorado corporation, (the "Company") we are submitting this letter in response to your correspondence dated September 22, 2022 concerning the Company's Form 10-K for the year ended December 31, 2021. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company respectfully requests a 30 calendar day extension of the original due date requested by the Staff in order to allow it to prepare a response to the Staff's comments. We anticipate that the Company's response will be submitted to your office no later than October 31, 2022.

                                         Very truly yours,

                                         HART & HART

                                       By /s/ William T. Hart